UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan

5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

RAMAT GAN, ISRAEL - (May 13, 2024) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical Company, today announced financial results for the three months ended March 31, 2024.

The Company has an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS). The Company decided to explore collaboration with a strategic partner. In parallel, the Company is looking to expand and identify additional assets to add to XTL’s portfolio.

On March 20, 2024, the Company announced that it entered into a binding term sheet with THE SOCIAL PROXY Ltd. (the “Social Proxy”) an artificial intelligence web data company, developing and powering a unique ethical, intellectual property based, proxy and data extraction platform for artificial intelligence and BI applications at scale (the “Term Sheet”).

Pursuant to the Term Sheet, the Company will acquire all of the issued and outstanding share capital of The Social Proxy on a fully diluted basis (the “Transaction”) in exchange for the issuance by the Company to the shareholders of the Social Proxy, such number of ordinary shares of the Company, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company and the payment of $430,000 to the shareholders of the Social Proxy. The proposed Transaction is part of the Company’s strategy to expand its assets portfolio with high potential assets. In addition, as part of the Transaction, the shareholders of Social Proxy will be issued additional warrants or ordinary shares, which may only be exercised or granted upon reaching certain financial measured milestones within a period of up to three years from the closing of the Transaction. The securities to be issued to the owners of the Social Proxy will be issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”), as amended, for transactions not involving a public offering. The Transaction is conditioned upon certain closing conditions which are fully described in the Term Sheet. Social Proxy will operate as fully owned subsidiary of the Company and its shareholders will be entitled to appoint two representatives to the Company’s board of directors out of a total of up to seven directors.

Prior to signing the term sheet, and in order to support the Company’s financial needs and the Transaction, the company has secured a commitment of an investment of an amount of $1,500,000 through a private placement to be consummated upon and subject to the closing of the Transaction (the “Private Placement”). In exchange for the investment in the Private Placement, the investors will be issued 1,500,000 units (reflecting a price per each unit of $1.00) consisting of one ADS and one warrant, such warrant may be exercised during a period of five years from its issuance into one ADS at an exercise price of $1.20 per warrant. Consummation of the Private Placement is conditioned upon customary closing conditions and obtaining shareholders’ approval as Alexander Rabinovich, a 23.5% shareholder and a director of the Company, is one of the investors in this Private Placement.

The completion of the Transaction is subject to negotiation of definitive agreements, containing representations, warranties and covenants as well as the satisfaction of various conditions required prior to closing, all as are customary for transactions of this nature, including, without limitation, the satisfaction of the Company, in its sole discretion, of a due diligence into Social Proxy, the approval of the Transaction by the Company’s shareholders and receipt of necessary government or third-party approvals, if required.

On March 27, 2024 we entered into a loan agreement with the Social Proxy. According to the loan agreement, On March 27, 2024, we provided a $150 thousands loan. The loan bears an annual interest of 8%. The loan and accrued interest will be repaid at the earlier of (1) 120 days following March 27, 2024 or (2) the date upon which the parties decide to abandon attempts for Transaction. Upon repayment date, Social Proxy may repay the outstanding loan and accrued interest in 18 equal monthly installments. Social Proxy provided a first priority floating charge over all of it assets as a security to ensure repayment of the loan and accrued interest.

We are currently operating in a period of economic uncertainty and capital markets disruption. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from any geopolitical tensions.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, launched extensive rocket attacks and kidnapped many Israeli civilians and soldiers.  Following the attack, Israel declared war against Hamas. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict. The Israel Defence Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve.

As a result, its operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect its business, prospects, financial condition and results of operations. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. Further, in April 2024, Iran launched a direct attack on Israel involving hundreds of drones, ballistic missiles and cruise missiles and may attack again. Although until approval of these financial statements, the impact of the war on the Company was negligible, it is currently not possible to predict the duration or severity of the ongoing conflict or its effects on the Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt its business and operations, and hamper its ability to raise additional funds or sell its securities, among others.

To date, the Company’s management confirms that the Company has not seen any material impact on its ongoing operations in Israel and its ability to continue searching for new assets, aside from a negative effect on our marketable securities and potentially our ability to raise additional funds if needed. At the same time, the Company continues to monitor its ongoing activities and make any needed adjustments to ensure a smooth continuity of its business. The Company notes that its headquarters are in the center of the country, near Tel Aviv, and not near any borders.

Financial Overview for Three Months Ended March 31, 2024

XTL reported approximately $1.06 million in cash and cash equivalents and approximately $1.27 million in mainly marketable securities as of March 31, 2024 compared to $1.40 million in cash and cash equivalents and approximately $0.60 million in mainly marketable securities as of December 31, 2023. The decrease of approximately $0.34 million since December 31, 2023, in cash and cash equivalents derives from operating expenses and the grant of loan to Social Proxy.

Research and development expenses for the three months ended March 31, 2024 were $6 thousand compared to $13 thousand for the corresponding period in 2023. The decrease of $7 thousands in research and development expenses considered to be immaterial.

General and administrative expenses for the three months ended March 31, 2024 were $169 thousand compared to $238 thousand for the corresponding period in 2023. The decrease of $69 thousand were mainly due to lower insurance policy fee and lower professional fees.

Finance income, net for the three months ended March 31, 2024 were $660 thousand compared to finance expense, net of $668 thousand for the corresponding period in 2023. The difference is primarily from revaluation of marketable securities

XTL reported an operating loss for the three months ended March 31, 2024 of $175 thousand compared to $251 thousand for the corresponding period in 2023. The Company reported a total profit for the period ended March 31, 2024 of approximately $485 thousand, compared to total loss of $919 thousand in the corresponding period in 2023. The change is driven primarily by the revaluation of marketable securities as described above.

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands)

Unaudited Condensed Consolidated Statements of Financial Position

	March 31,	December 31,
	2024	2023
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,068	1,401
Marketable securities – InterCure Ltd.	1,271	605
Loan receivable	150	-
Prepaid expenses and other current assets	59	40

	2,548	2,046

NON-CURRENT ASSETS:
Intangible assets, net	380	380

Total assets	2,928	2,426

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	223	206

Total liabilities	223	206

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital - ordinary shares of NIS 0.1 par value: authorized shares - 1,450,000,000 on March 31, 2024 and December 31, 2023; issued and outstanding: 544,906,149 on March 31, 2024 and December 31, 2023;	14,120	14,120
Additional paid in capital	146,326	146,326
Reserve from transactions with non-controlling interests	20	20
Accumulated deficit	(157,761)	(158,246)

Total equity	2,705	2,220

Total liabilities and equity	2,928	2,426

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands, except per share amounts)

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended
	March 31,
	2024	2023

Research and Development expenses	$(6)	$(13)
General and administrative expenses	(169)	(238)
Operating Loss	$(175)	$(251)

Revaluation of marketable securities	$666	$(655)
Other finance income	10	12
Other finance expense	(16)	(25)

Finance income (expenses), net	660	(668)

Total comprehensive income (loss) for the period	$485	$(919)

Basic earnings (loss) per share (in U.S. dollars):	0.001	$(0.000)
Diluted earnings (loss) per share (in U.S. dollars):	0.001	$(0.000)

Weighted average number of issued ordinary shares (basic)	544,906,149	544,906,149
Weighted average number of issued ordinary shares (diluted)	544,945,027	544,906,149

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information, please see the peer reviewed article in Lupus Science and Medicine journal titled “Safety and efficacy of hCDR1 (Edratide) in patients with active systemic lupus erythematosus: results of phase II study”.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company has IP surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS) and has decided, to explore collaboration with a strategic partner in order to execute the clinical trials. In parallel, the Company is actively looking to expand and identify additional assets to add to XTL’s portfolio.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer